Exhibit 99.1

Tims China Announces Fourth Quarter and Full Year 2024 Financial Results

Apr 15, 2025

3.9 Percentage Points Improvement in Company Owned and Operated Store Contribution Margin

76 Net New Store Openings During the Fourth Quarter,
1,022 System-Wide Stores at Year-End 2024

24.0 Million Registered Loyalty Club Members at Year-End,
Representing 29.7% Year-over-Year Growth

SHANGHAI and NEW YORK, April 15, 2025 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

FOURTH QUARTER 2024 HIGHLIGHTS

●	Total revenues of RMB332.6 million (USD45.6 million), representing a 12.0% decrease from the same quarter of 2023.

●	System sales[1] of RMB345.7 million (USD47.4 million), representing a 7.9% decrease from the same quarter of 2023.

●	Net new store openings totaled 76 (12 company owned and operated stores and 64 franchised stores).

●	Company owned and operated store contribution[2], previously reported as adjusted store EBITDA, was RMB13.0 million (USD1.8 million), representing a 353.1% increase from the same quarter of 2023.

●	Company owned and operated store contribution margin[3], previously reported as adjusted store EBITDA margin, was 4.8%, representing a 3.9 percentage points improvement over the same quarter of 2023.

FULL YEAR 2024 HIGHLIGHTS

●	Total revenues were RMB1,391.2 million (USD190.6 million), representing a 10.8% decrease from 2023.

●	Net new store openings for franchised stores totaled 163 in 2024 (120 system-wide net new store openings, as certain underperforming company owned and operated stores were closed and we focused on sub-franchise development).

●	Registered loyalty club members totaled 24.0 million members as of December 31, 2024, representing a 29.7% growth from 2023.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, commented, “2024 marked a pivotal year for the Company, we solidified our differentiated strategic positioning in “Coffee + Freshly Prepared Food”, completed the made-to-order renovation of almost all company owned and operated stores, surpassed 24 million registered loyalty club members, and received over 6,200 individual sub-franchisee applications by year-end. In Q4 2024, we celebrated the grand opening of the 1,000th Tims China shop in central Shanghai, where the Tims China story began. This achievement is a testament to Tims China’s enduring presence in the region, and to our ambition for further growth.

Amidst macroeconomic volatility and intense market competition, our team demonstrated great resilience and achieved significant profitability improvements through enhanced operational efficiencies, supply chain optimizations, and rigorous cost controls. 2024 full-year company owned and operated store contribution margin and full-year adjusted corporate EBITDA margin improved by 5.3 percentage points, and 9.9 percentage points year-over-year, respectively.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “We’re committed to further improving our financial performance by refining store unit economics and driving efficiencies at both store and corporate levels. Our sub-franchise business also contributed steady cash flows and profitability. During the fourth quarter of 2024, we continued to improve our company owned and operated store contribution margin and adjusted corporate EBITDA margin by 3.9 percentage points and 0.1 percentage points, respectively. Specifically, our food and packaging costs, labor costs (as a percentage of revenues from company owned and operated stores), and our marketing expenses as a percentage of total revenues decreased by 3.7 percentage points, 2.5 percentage points, and 1.5 percentage points, respectively.”

Mr. Li continued, “Looking ahead, and thanks to our team’s tireless work, Tims China is standing at the turning point to achieve full-year corporate EBITDA breakeven. With profitable growth being front and center of everything we do, we are excited to further enhance our supply chain capabilities and efficiencies, roll out our differentiating made-to-order fresh and healthy food preparation model to drive traffic, finesse optimization of overall store unit economics, and accelerate the expansion of our successful sub-franchising.”

FOURTH QUARTER 2024 FINANCIAL RESULTS

Total revenues were RMB332.6 million (USD45.6 million) for the three months ended December 31, 2024, representing a decrease of 12.0% from RMB377.9 million in the same quarter of 2023. Total revenues comprise:

●	Revenues from Company owned and operated stores were RMB270.2 million (USD37.0 million) for the three months ended December 31, 2024, representing a decrease of 17.7% from RMB328.2 million in the same quarter of 2023. The decrease was primarily attributable to closures of certain underperforming stores and a 12.3% decrease in same-store sales growth for company owned and operated stores in the fourth quarter of 2024. The decrease was also attributable to a 13.8% decline in the number of orders from 11.6 million in the fourth quarter of 2023 to 10.0 million in the same quarter of 2024, and a 1.5% year-over-year decrease in average ticket size.

●	Other revenues were RMB62.5 million (USD8.6 million) for the three months ended December 31, 2024, representing an increase of 25.8% from RMB49.7 million in the same quarter of 2023. The increase was primarily due to the expansion of our franchise business as the number of our franchised stores increased from 283 as of December 31, 2023 to 446 as of December 31, 2024.

Company owned and operated store costs and expenses were RMB283.9 million (USD38.9 million) for the three months ended December 31, 2024, representing a decrease of 18.8% from RMB349.6 million in the same quarter of 2023. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB84.8 million (USD11.6 million) for the three months ended December 31, 2024, representing a decrease of 26.5% from RMB115.3 million in the same quarter of 2023, as we continue to benefit from higher efficiencies in supply chains and cost reduction on raw materials, logistic and warehousing expenses. Accordingly, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 3.7 percentage points from 35.1% in the fourth quarter of 2023 to 31.4% in the same quarter of 2024.

●	Rental and property management fees were RMB56.9 million (USD7.8 million) for the three months ended December 31, 2024, representing a decrease of 16.0% from RMB67.7 million in the same quarter of 2023, mainly due to the closure of certain underperforming stores and in line with the revenue trend. Rental and property management fees as a percentage of revenues from company owned and operated stores increased by 0.4 percentage points from 20.6% in the fourth quarter of 2023 to 21.0% in the same quarter of 2024.

●	Payroll and employee benefits expenses were RMB54.9 million (USD7.5 million) for the three months ended December 31, 2024, representing a decrease of 26.7% from RMB74.9 million in the same quarter of 2023. Payroll and employee benefits expenses as a percentage of revenues from company owned and operated stores decreased by 2.5 percentage points from 22.8% in the fourth quarter of 2023 to 20.3% in the same quarter of 2024, primarily due to the continuous refinement of staffing arrangements and optimization of store managerial efficiency.

●	Delivery costs were RMB28.6 million (USD3.9 million) for the three months ended December 31, 2024, representing a decrease of 5.6% from RMB30.3 million in the same quarter of 2023, which was in line with the trend of delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.4 percentage points to 10.6% in the fourth quarter of 2024 compared to 9.2% in the same quarter of 2023.

●	Other operating expenses were RMB22.7 million (USD3.1 million) for the three months ended December 31, 2024, representing a decrease of 13.8% from RMB26.4 million in the same quarter of 2023, driven by the cost optimization measures and in line with the revenue trend. Other operating expenses as a percentage of revenues from company owned and operated stores increased by 0.4 percentage points to 8.4% in the fourth quarter of 2024 compared to 8.0% in the same quarter of 2023.

●	Store depreciation and amortization expenses were RMB36.1 million (USD4.9 million), representing an increase of 3.2% from RMB35.0 million in the same quarter of 2023, which was attributable to the accelerated amortization of upfront unit fees in relation to the closure of certain underperforming stores; offset by the decrease in the number of company owned and operated stores from 619 as of December 31, 2023 to 576 as of December 31, 2024. Store depreciation and amortization as a percentage of revenues from company owned and operated stores increased by 2.8 percentage points to 13.4% in the fourth quarter of 2024 compared to 10.6% in the same quarter of 2023.

Costs of other revenues were RMB48.5 million (USD6.6 million) for the three months ended December 31, 2024, representing a decrease of 4.6% from RMB50.9 million in the same quarter of 2023, which was primarily driven by an increase in the revenues generated from franchise business as the number of our franchised stores increased from 283 as of December 31, 2023 to 446 as of December 31, 2024, offset by the streamlined e-commerce business. Costs of other revenues as a percentage of other revenues decreased by 24.8 percentage points from 102.5% in the fourth quarter of 2023 to 77.7% in the same quarter of 2024 due to higher margins we generated from both franchise business and e-commerce business during the fourth quarter of 2024.

Marketing expenses were RMB13.8 million (USD1.9 million) for the three months ended December 31, 2024, representing a decrease of 35.0% from RMB21.2 million in the same quarter of 2023, driven by our cost optimization measures and higher brand influence. Marketing expenses as a percentage of total revenues decreased by 1.5 percentage points from 5.6% in the fourth quarter of 2023 to 4.1% in the same quarter of 2024.

General and administrative expenses were RMB76.3 million (USD10.5 million) for the three months ended December 31, 2024, representing an increase of 23.8% from RMB61.7 million in the same quarter of 2023, which was primarily due to: (i) bonus accruals of RMB9.0 million (USD1.2 million) during the fourth quarter of 2024; (ii) increase in credit loss of account receivables of RMB9.6 million (USD1.3 million); and (iii) increase in professional fees of RMB13.6 million (USD1.9 million); offset by a reduction of our headquarter headcount and cost optimization measures. Adjusted general and administrative expenses, which excludes reversals of share-based compensation expenses of RMB0.7 million (USD0.1 million), were RMB77.1 million (USD10.6 million), representing an increase of 82.8% from RMB42.2 million in the same quarter of 2023. Adjusted general and administrative expenses as a percentage of total revenues increased by 12.0 percentage points from 11.2% in the fourth quarter of 2023 to 23.2% in the same quarter of 2024. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB14.0 million (USD1.9 million) for the three months ended December 31, 2024, representing a decrease of 7.6% from RMB15.1 million in the same quarter of 2023, which was in line with the decrease in system sales. Franchise and royalty expenses as a percentage of total revenues increased by 0.2 percentage points, from 4.0% in the fourth quarter of 2023 to 4.2% in the same quarter of 2024 due to the increase of amortized upfront franchise fees.

Impairment losses of long-lived assets were RMB15.9 million (USD2.2 million) for the three months ended December 31, 2024, compared to RMB 89.6 million in the same quarter of 2023, which was primarily due to the decrease in the number of closures of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB117.2 million (USD16.1 million) for the three months ended December 31, 2024, a significant reduction compared to RMB218.4 million in the same quarter of 2023.

Adjusted Corporate EBITDA was a loss of RMB49.4 million (USD6.8 million) for the three months ended December 31, 2024, compared to a loss of RMB56.7 million in the same quarter of 2023. Adjusted Corporate EBITDA margin was negative 14.9% in the fourth quarter of 2024, representing an improvement of 0.1 percentage points from negative 15.0% in the same quarter of 2023.

Net loss from continuing operations was RMB138.9 million (USD19.0 million) for the three months ended December 31, 2024, compared to RMB297.4 million for the same quarter of 2023. Adjusted net loss was RMB98.0 million (USD13.4 million) for the three months ended December 31, 2024, compared to RMB120.3 million for the same quarter of 2023. Adjusted net loss margin was negative 29.5% in the fourth quarter of 2024, compared to negative 31.8% in the same quarter of 2023.

Net gain from discontinued operations was RMB6.5 million (USD0.9 million) for the three months ended December 31, 2024, compared to net loss of RMB13.8 million for the same quarter of 2023.

Net loss was RMB132.4 million (USD18.1 million) for the three months ended December 31, 2024, compared to RMB311.2 million for the same quarter of 2023.

Basic and diluted net loss per ordinary share was RMB4.05 (USD0.55) in the fourth quarter of 2024, compared to RMB9.71 in the same quarter of 2023. Adjusted basic and diluted net loss per ordinary share was RMB2.99 (USD0.41) in the fourth quarter of 2024, compared to RMB3.78 in the same quarter of 2023.

Liquidity

As of December 31, 2024, the Company’s total cash and cash equivalents, restricted cash and time deposits were RMB184.2 million (USD25.2 million), compared to RMB219.5 million as of December 31, 2023. The change was primarily attributable to the financing from our founding shareholders, partially offset by cash disbursements on the back of the expansion of our business and store network nationwide and the repayment of certain bank borrowings.

KEY OPERATING DATA

	For the three months ended or as of
Tims only (Exclude the discontinued business)	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024
Total stores	902	906	907	946	1,022
Company owned and operated stores	619	604	574	564	576
Franchised stores	283	302	333	382	446
Same-store sales growth for system-wide stores	2.6%	-13.6%	-14.6%	-21.7%	-13.3%
Same-store sales growth for company owned and operated stores	2.5%	-11.7%	-13.8%	-20.7%	-12.3%
Registered loyalty club members (in thousands)	18,545	20,009	21,403	22,815	24,045
Company owned and operated store contribution (Renminbi in thousands)	2,863	2,289	32,429	39,922	12,973
Company owned and operated store contribution margin	0.9%	0.8%	10.1%	13.3%	4.8%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Company owned and operated store contribution (previously reported as adjusted store EBITDA). Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization.

●	Company owned and operated store contribution margin (previously reported as adjusted store EBITDA margin). Calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), and professional fees related to warrant exchange and other financing programs.

●	Adjusted corporate EBITDA. Calculated as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, and professional fees related to warrant exchange and other financing programs.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENTS

On November 26, 2024, Tims China launched its inaugural “Timsgiving” pay-it-forward campaign across all its stores in China, marking the first time this Canadian tradition was introduced in the country. The campaign ran from November 26 to 28 and offered the first customer at each store a free beverage from the Double Series, encouraging them to pay-it-forward by purchasing a drink for the next guest. Over 1,500 people participated, with the longest chain of kindness reaching 30 customers in a row.

On January 13, 2025, Tims China completed the implementation of a 1-for-5 reverse stock split of the Company’s ordinary shares. The reverse stock split was previously approved by the Company’s shareholders on December 20, 2024 and board of directors on December 23, 2024.

On January 28, 2025, Tims China announced that the Company received a notification letter from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market Inc., informing the Company that it has regained compliance with the “Minimum Bid Price Requirement” pursuant to Nasdaq Listing Rule 5550(a)(1). Therefore, the Company’ ordinary shares are no longer subject to delisting.

On February 18, 2025, Tims China launched its “Light Bagel Sandwich Lunch Box Series”, reinforcing its commitment to providing high-quality, convenient coffee and warm, healthy food experiences. This new lunch offering, featuring a combination of a bagel sandwich, salad, and coffee, is designated to cater the needs of urban consumers seeking convenient and healthy meal options. It also aligns with the growing demand for healthy Western-style lunches.

On February 26, 2025, Tims China celebrated its sixth anniversary and global coffee chain Tim Hortons’ 61st anniversary by releasing several beloved classics with exciting new twists. Among these, the classic donuts made a huge return with Chinese “Double-Double” upgrade, offering Chinese consumers a special anniversary treat.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) company owned and operated store contribution as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization; (ii) company owned and operated store contribution margin as company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, and professional fees related to warrant exchange and other financing programs; (iv) adjusted corporate EBITDA as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, and professional fees related to warrant exchange and other financing programs; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss for continuing operations attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2993 to USD1.00, the exchange rate in effect on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, April 15, 2025, at 8:00 am Eastern Time (on Tuesday, April 15, 2025, at 8:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://s1.c-conf.com/diamondpass/10046826-m38kfp.html

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/n2xgnen5

The webcast features a ‘Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward- looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2023	December 31, 2024 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	202,315	152,368	20,874
Restricted Cash	-	31,869	4,366
Time deposits	17,165	-	-
Amount due from related parties	-	5,858	802
Accounts receivable, net	27,562	30,526	4,182
Inventories	49,866	37,578	5,148
Prepaid expenses and other current assets	156,855	158,882	21,768
Current assets of discontinued operations	4,857	-	-
Total current assets	458,620	417,081	57,140

Non-current assets:
Property and equipment, net	665,992	502,159	68,795
Intangible assets, net	110,966	97,019	13,292
Operating lease right-of-use assets	785,437	493,308	67,583
Other non-current assets	63,855	53,967	7,393
Noncurrent assets of discontinued operations	130,569	-	-
Total non-current assets	1,756,819	1,146,453	157,063
Total assets	2,215,439	1,563,534	214,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings, current	538,233	381,263	52,233
Accounts payable	219,775	223,838	30,666
Contract liabilities	40,715	39,678	5,436
Amount due to related parties	52,002	48,117	6,592
Convertible notes, at fair value	-	473,716	64,899
Operating lease liabilities	189,835	178,115	24,402
Other current liabilities	291,715	191,205	26,194
Current liabilities of discontinued operations	63,558	-	-
Total current liabilities	1,395,833	1,535,932	210,422

Non-current liabilities:
Bank borrowings, non-current	5,266	-	-
Convertible notes, at fair value	420,712	464,847	63,684
Contract liabilities	5,272	8,022	1,099
Amount due to related parties	94,200	-	-
Operating lease liabilities	653,659	380,075	52,070
Other non-current liabilities	8,637	7,673	1,051
Noncurrent liabilities of discontinued operations	54,289	-	-
Total non-current liabilities	1,242,035	860,617	117,904
Total liabilities	2,637,868	2,396,549	328,326

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,807,715	1,818,421	249,123
Accumulated losses	(2,256,424)	(2,668,505)	(365,584)
Accumulated other comprehensive income	21,492	9,185	1,258
Treasury shares	-	-	-
Total (deficit) equity attributable to shareholders of the Company	(427,207)	(840,889)	(115,202)
Non-controlling interests	4,778	7,874	1,079
Total shareholders’ (deficit) equity	(422,429)	(833,015)	(114,123)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ equity (deficit)	2,215,439	1,563,534	214,203

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	328,242	270,152	37,010	1,389,641	1,188,293	162,796
Other revenues	49,656	62,473	8,559	170,365	202,865	27,792
Total revenues	377,898	332,625	45,569	1,560,006	1,391,158	190,588

Costs and expenses, net:
Company owned and operated stores
Food and packaging	115,340	84,797	11,617	486,359	374,086	51,250
Rental and property management fee	67,712	56,854	7,789	289,556	241,425	33,075
Payroll and employee benefits	74,868	54,880	7,519	304,545	231,542	31,721
Delivery costs	30,291	28,584	3,916	116,449	119,171	16,326
Other operating expenses	26,400	22,745	3,116	118,634	95,036	13,020
Store depreciation and amortization	34,953	36,074	4,942	138,735	129,614	17,757
Company owned and operated store costs and expenses	349,564	283,934	38,899	1,454,278	1,190,874	163,149

Costs of other revenues	50,886	48,532	6,649	149,692	153,612	21,045
Marketing expenses	21,169	13,764	1,886	96,679	64,849	8,885
General and administrative expenses	61,662	76,321	10,455	325,259	210,323	28,814
Franchise and royalty expenses	15,103	13,952	1,911	57,063	57,761	7,913
Other operating costs and expenses	8,968	315	43	28,872	10,794	1,479
Loss on disposal of property and equipment	2,624	431	59	16,404	4,147	568
Impairment losses of long-lived assets	89,635	15,901	2,178	111,427	56,287	7,711
Other income	3,311	3,338	457	11,743	8,408	1,152
Total costs and expenses, net	596,300	449,812	61,623	2,227,931	1,740,239	238,412

Operating loss	(218,402)	(117,187)	(16,054)	(667,925)	(349,081)	(47,824)

Interest income	3,200	982	135	14,183	3,203	439
Interest expenses	(6,659)	(3,706)	(509)	(20,420)	(22,448)	(3,075)
Foreign currency transaction loss	(16,158)	(933)	(127)	(16,772)	3,484	477
Loss of the debt extinguishment	-	-	-	-	(10,657)	(1,460)
Changes in fair value of Deferred Contingent consideration	(32,437)	-	-	(26,106)	(16,941)	(2,321)
Changes in fair value of convertible notes	(26,909)	(17,413)	(2,386)	(58,281)	(65,874)	(9,025)
Changes in fair value of warrant liabilities	-	-	-	(83,966)	-	-
Changes in fair value of ESA derivative liabilities	60	-	-	19,654	-	-

Loss from continuing operations before income taxes	(297,305)	(138,257)	(18,941)	(839,633)	(458,314)	(62,789)
Income tax expenses	(97)	(616)	(84)	(97)	(2,115)	(290)
Net loss from continuing operations	(297,402)	(138,873)	(19,025)	(839,730)	(460,429)	(63,079)

Discontinued operations:
Income/(loss) from discontinued operations (including gain on disposal of Popeyes business RMB70,665 thousand in 2024) before income taxes	(13,757)	6,485	888	(33,196)	51,444	7,048
Income tax expenses	-	-	-	-	-	-
Net income/(loss) from discontinued operations	(13,757)	6,485	888	(33,196)	51,444	7,048

Net loss	(311,159)	(132,388)	(18,137)	(872,926)	(408,985)	(56,031)

Less: Net (income) loss attributable to non-controlling interests	925	(830)	(114)	3,324	3,096	424
Net Loss attributable to shareholders of the
Company
-from continuing operations	(298,327)	(138,043)	(18,911)	(843,054)	(463,525)	(63,503)
-from discontinued operations	(13,757)	6,485	888	(33,196)	51,444	7,048
Basic and diluted loss per Ordinary Share	(9.71)	(4.05)	(0.55)	(28.41)	(12.70)	(1.74)

Net loss	(311,159)	(132,388)	(18,137)	(872,926)	(408,985)	(56,031)

Other comprehensive income (loss)
Unrealized gain on short-term investment, net of nil income taxes	-	-	-	3,585	-	-
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	7,731	(1,282)	(176)	(2,117)	(1,495)	(205)
Amounts reclassified from accumulated other comprehensive income	-	-	-	(5,719)	-	-
Foreign currency translation adjustment, net of nil income taxes	13,098	(16,577)	(2,271)	8,742	(10,812)	(1,481)

Total comprehensive loss	(290,330)	(150,247)	(20,584)	(868,435)	(421,292)	(57,717)

Less: Comprehensive loss attributable to non-controlling interests	925	(830)	(114)	3,324	3,096	424
Comprehensive loss attributable to shareholders of the Company	(291,255)	(149,417)	(20,470)	(871,759)	(424,388)	(58,141)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(80,565)	(31,629)	(4,333)	(196,130)	(39,667)	(5,434)
Net cash provided by/(used in) investing activities	(67,939)	13,222	1,811	59,999	(8,037)	(1,101)
Net cash provided by/(used in) financing activities	(119,602)	9,800	1,343	80,833	26,004	3,563
Effect of foreign currency exchange rate changes on cash	9,938	(3,891)	(533)	19,808	2,350	322
Net increase/(decrease) in cash	(258,168)	(12,498)	(1,712)	(35,490)	(19,350)	(2,651)
Cash at beginning of the period	461,755	196,734	26,952	239,077	203,587	27,891
Cash and cash equivalents and restricted cash, at end of year	203,587	184,236	25,240	203,587	184,237	25,240
Less: Cash and restricted cash of discontinued operations at end of year	(1,272)	-	-	(1,272)	-	-
Cash and Restricted cash at end of the period	202,315	184,237	25,240	202,315	184,237	25,240

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES
(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Company owned and operated store contribution

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues - company owned and operated stores	328,242	270,152	37,010	1,389,641	1,188,293	162,796
Food and packaging costs - company owned and operated stores	(115,340)	(84,797)	(11,617)	(486,359)	(374,086)	(51,250)
Rental expenses - company owned and operated stores	(67,712)	(56,854)	(7,789)	(289,556)	(241,425)	(33,075)
Payroll and employee benefits - company owned and operated stores	(74,868)	(54,880)	(7,519)	(304,545)	(231,542)	(31,721)
Delivery costs - company owned and operated stores	(30,291)	(28,584)	(3,916)	(116,449)	(119,171)	(16,326)
Other operating expenses - company owned and operated stores	(26,400)	(22,745)	(3,116)	(118,634)	(95,036)	(13,020)
Store depreciation and amortization	(34,953)	(36,074)	(4,942)	(138,735)	(129,614)	(17,757)
Franchise and royalty expenses - company owned and operated stores	(10,768)	(9,319)	(1,277)	(44,730)	(39,420)	(5,401)
Fully-burdened gross (loss) profit - company owned and operated stores	(32,090)	(23,101)	(3,166)	(109,367)	(42,001)	(5,754)
Store depreciation and amortization	34,953	36,074	4,942	138,735	129,614	17,757
Company owned and operated store contribution	2,863	12,973	1,776	29,368	87,613	12,003
Company owned and operated store contribution margin	0.9%	4.8%	4.8%	2.1%	7.4%	7.4%

B. Adjusted general and administrative expenses

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses from continuing operations	(61,662)	(76,321)	(10,455)	(325,259)	(210,323)	(28,814)
Adjusted for:
Share-based compensation expenses	6,351	(741)	(102)	68,078	519	71
Professional fees related to financing programs	678	-	-	28,519	10,464	1,434
Impairment losses of rental deposits	12,471	-	-	12,471	2,457	337

Adjusted General and administrative expenses	(42,162)	(77,062)	(10,557)	(216,191)	(196,883)	(26,972)
Adjusted General and administrative expenses as a % of total revenue	11.2%	23.2%	23.2%	13.9%	14.2%	14.2%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Operating loss from continuing operations	(218,402)	(117,187)	(16,054)	(667,925)	(349,081)	(47,824)
Adjusted for:
Depreciation and amortization	43,959	44,243	6,061	163,155	167,721	22,978
Share-based compensation expenses	6,351	(741)	(102)	68,078	519	71
Impairment losses of rental deposits	12,471	-	-	12,471	2,457	337
One-off expense of store closure	6,009	7,909	1,084	6,009	11,090	1,519
Professional fees related to financing programs	678	-	-	28,519	10,464	1,434
Impairment losses of long-lived assets	89,635	15,901	2,178	111,427	56,287	7,711
Loss on disposal of property and equipment	2,624	431	59	16,404	4,147	568
Adjusted Corporate EBITDA	(56,675)	(49,444)	(6,774)	(261,862)	(96,396)	(13,206)
Adjusted Corporate EBITDA Margin	-15.0%	-14.9%	-14.9%	-16.8%	-6.9%	-6.9%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations	(297,402)	(138,873)	(19,025)	(839,730)	(460,429)	(63,079)
Adjusted for:

Share-based compensation expenses	6,351	(741)	(102)	68,078	519	71
Professional fees related to financing programs	678	-	-	28,519	10,464	1,434
Impairment losses of long-lived assets	89,635	15,901	2,178	111,427	56,287	7,711
Impairment losses of rental deposits	12,471	-	-	12,471	2,457	337

One-off expense of store closure	6,009	7,909	1,084	6,009	11,090	1,519
Loss on disposal of property and equipment	2,624	431	59	16,404	4,147	568
Loss of the debt extinguishment	-	-	-	-	10,657	1,460
Changes in fair value of Deferred Contingent consideration	32,437	-	-	26,106	16,941	2,321
Changes in fair value of convertible notes	26,909	17,413	2,386	58,281	65,874	9,025
Changes in fair value of warrant liabilities	-	-	-	83,966	-	-
Changes in fair value of ESA derivative liabilities	(60)	-	-	(19,654)	-	-
Adjusted Net loss	(120,348)	(97,960)	(13,420)	(448,123)	(281,993)	(38,633)
Adjusted Net loss Margin	-31.8%	-29.5%	-29.4%	-28.7%	-20.3%	-20.3%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations to shareholders of the Company	(298,326)	(138,043)	(18,911)	(843,054)	(463,525)	(63,503)
Adjusted for:

Share-based compensation expenses	6,351	(741)	(102)	68,078	519	71
Professional fees related to financing programs	678	-	-	28,519	10,464	1,434
Impairment losses of long-lived assets	89,635	15,901	2,178	111,427	56,287	7,711
Impairment losses of rental deposits	12,471	-	-	12,471	2,457	337

One-off expense of store closure	6,009	7,909	1,084	6,009	11,090	1,519
Loss on disposal of property and equipment	2,624	431	59	16,404	4,147	568
Loss of the debt extinguishment	-	-	-	-	10,657	1,460
Changes in fair value of Deferred Contingent consideration	32,437	-	-	26,106	16,941	2,321
Changes in fair value of convertible notes	26,909	17,413	2,386	58,281	65,874	9,025
Changes in fair value of warrant liabilities	-	-	-	83,966	-	-
Changes in fair value of ESA derivative liabilities	(60)	-	-	(19,654)	-	-
Adjusted Net loss attributable to shareholders of the Company	(121,272)	(97,130)	(13,306)	(451,447)	(285,089)	(39,057)
Weighted average shares outstanding used in calculating basic and diluted loss per share	32,124,164	32,494,265	32,494,265	30,848,340	32,444,772	32,444,772
Adjusted basic and diluted net loss per Ordinary Share	(3.78)	(2.99)	(0.41)	(14.63)	(8.79)	(1.20)

[1]	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
[2]	Company owned and operated store contribution, is calculated as fully burdened gross profit[4] of company owned and operated stores excluding depreciation & amortization.
[3]	Company owned and operated store contribution margin, is calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.
[4]	Fully burdened gross profit of company owned and operated stores, the most directly comparable GAAP measure to company owned and operated store contribution, was a loss of RMB23.1 million (USD3.2 million) for the three months ended December 31, 2024, compared to a loss of RMB32.1 million in the same quarter of 2023.